VIA EMAIL AND MAIL

Sadiq Toama
[redacted]

Randall Miles
Chairman of the Board
Troika Media Group, Inc.
25 W 39th Street
New York, NY 10018
[redacted]

August 18, 2023

Response to Notice of Termination

Dear Mr. Miles,

I write to you and the Board of Directors (the "**Board**") of Troika Media Group, Inc. (the "**Company**") in response to your letter (the "**Letter**") dated August 14, 2023 (the "**Termination Date**") in which the Company purported to terminate my employment as Chief Executive Officer of the Company for Cause (as defined in my Employment Agreement, dated May 26, 2023 (the "**Employment Agreement**"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Employment Agreement.

While I will not address all allegations set forth in the Letter, note that I unequivocally deny the Board's determination that there are grounds to terminate my employment for Cause for the reasons detailed herein. I am particularly shocked by the Board's attempt to misuse my consensual relationship with Ms. Naidrich as an excuse to terminate my employment in response to my efforts to negotiate a fair employment package for the revised position offered to me and to collect payments from the Company to which I am legally entitled under the MIPA. As such, I am not required nor will I repay to the Company the gross amount of the Retention Bonus ($2,000,000).

Moreover, I hereby demand that the Company provide the following Severance Benefits, as promised under and in accordance with Section 8(d) of the Employment Agreement in exchange for my execution of the Release of Claims within 60 days of the Termination Date:

i. The Accrued Obligations;
ii. Any unpaid Annual Bonus in respect of any completed fiscal year that has ended prior to the Termination Date;
iii. Continued payment of Base Salary during the Severance Term;
iv. The Prorated Bonus;
v. All Options, Restricted Shares, RSUs, and other equity awards that are outstanding and unvested at the time of such termination shall accelerate, and be fully vested and immediately exercisable;
vi. The Company shall pay the full premium for my COBRA continuation coverage under its health plans for a period of 18 months; and
vii. The Company shall provide reasonable outplacement services at a level commensurate with my former position, including use of an executive office, for a period of ninety (90) days commencing on the Termination Date but in no event extending beyond the date on which I commence other full-time employment.

Note that I am fully prepared to take legal action to enforce my rights under the Employment Agreement in the event that the Company does not satisfy its aforementioned obligations. If the matter is not resolved, I also reserve my rights to bring a tortious claim in court for intentional infliction of emotional distress and defamation. Since

the date of filing of the 8-K which grossly misstates the facts, both Ms. Naidrich and myself have been lambasted on different investor forms and Reddit posing threats to us and our families. In doing so, I am more than prepared to demonstrate the facts and the glaringly obvious inferences that will be drawn by the actions and omissions of certain Board members as they are seeking to make me a scapegoat for their actions over the past nine or so months. As I stated previously, the timing of all of these actions are more than curious given the passage of time of my consensual relationship and the recent lawsuit that was filed by myself and other Converge Sellers. By way of reminder, the Company is required under Section 14(b) of the Employment Agreement to pay one hundred percent (100%) of my legal fees, including any retainers required, with an attorney or attorneys of my choice, in the event of any litigation to which I am party.

In the Letter, the Board claims that I have (i) materially breached the terms of the Employment Agreement, (ii) willfully failed to perform my duties with the Company, and (iii) engaged in acts of gross misconduct that are materially injurious to the Company and that I committed such acts without good faith and without a reasonable belief that the acts were in the best interests of the Company—yet it fails to outline any facts or rules that would substantiate such allegations. Instead, the Board attempts to exploit my consensual relationship with Ms. Naidrich—which has not resulted in any injury to the Company and, as you previously represented during our discussion in December 2022, is not at odds with any employment agreement or Company policy, nor would it serve as Cause for termination—as a pretext to terminate my employment. It is apparent for multiple reasons that this decision was instead made in response to my efforts to negotiate a fair employment package for the alternate position offered to me and collect payments from the Company to which I am legally entitled under the MIPA. I also find it ridiculous to suggest that I have injured the Company as it relates to its Senior Secure Lender for reasons that Messrs Miles, Lennon, White and Morgner are well aware of based on their respective conversations with the Company's Senior Secured Lender, well after the subject matter of the relationship was raised.

First, I offered to step down from my role on the Board and as Chief Executive Officer on multiple occasions, including through an email addressed to you in November 2022 and during multiple conversations with [redacted] of Willkie Farr & Gallagher LLP. You and other Company representatives told me that this was unnecessary and assured me that the Company and its Senior Secured Lender valued my service and considered me a crucial tool in its continued financial recovery. Moreover, the Company offered me the Retention Bonus during the Employment Agreement negotiation in May 2023 in an effort to retain me [redacted] and, as recently as August 11, 2023, the Board was proposing that I stay on in an integral, client-facing role focused on "marketing, sales, and the business" at the Company including such titles as "President and Chief Revenue Officer". These actions would prove illogical had there been facts to support the misconduct that the Board is now alleging.

Second, I disagree with your characterization of our December 2022 discussion. You are well aware (and presumably this was relayed to the Board at the time) of my intent to enter into a relationship with Ms. Naidrich as I stated to you in December 2022 that I did in fact want to have a relationship with Ms. Naidrich (all of which well proceeded the Termination Date), yet the Company failed to take any action until I was no longer considered integral to transactions in which the Company was involved. You were also put on notice of the relationship by other Board members including Mr. Ochocki and Ms. Parker who lobbied you to investigate the matter further, all of which proceeded the Termination Date by months. It was then that the Board tactically launched an investigation into the relationship and instructed Willkie Farr & Gallagher LLP to contact me during off hours (that the Company and Willkie were made aware of well in advance) and without my counsel present, with whom it had communicated directly regarding the Employment Agreement just a few months prior. The notion that the Company informed me that a consensual relationship between myself and the CFO was against Company policy and grounds for immediate termination is absurd, given that up until the business day before the Company terminated my employment for Cause, it was trying to persuade me to accept another senior client-facing role with the Company (as well as offering the CFO the position of Chief Accounting Officer).

Despite these hurdles (along with a multitude of others which I have not discussed herein), I continued to focus on improving the business in accordance with the fiduciary duty to which I owed the Company as Chief Executive Officer. I note further that I did not (and could not) prevent the Company's Form 10-Q for the quarter ending on June 30, 2023 from being filed, as alleged in the Letter. I am aware that as of the date of the filing that one of the Board members was still delinquent with his audit questionnaires as was a customary issue. I also had never received the management representation letters from the Company's auditors so I am at loss to understand how the Form 10-Q could have been filed. Furthermore, I did not receive one communication from the audit committee, which you Chair, to raise any concerns as to the filing.

The Board's recent actions, including its decision to terminate my employment, have resulted in material injury to the Company, as evidenced by the adverse effect in its stock price and the adverse reaction I have received from multiple clients and employees. Moving forward, I suggest that the Board re-allocate the Company's resources to focus on saving it from financial ruin, as opposed to penalizing me for requesting fair employment terms and payments to which I am legally entitled.

I will continue to comply with the terms of my Employment Agreement and have already made arrangements to return Company property, but expressly reserve all of my rights under my Employment Agreement and the MIPA.

Sincerely,

DocuSigned by:
Sid Toama
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Sid Toama

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